Exhibit (b)(2)

VERSUS CAPITAL INFRASTRUCTURE INCOME FUND

Amendment No. 1 to Second Amended and Restated Bylaws

WHEREAS, ARTICLE 12 of the Second Amended and Restated Bylaws (the “Bylaws”) of Versus Capital Infrastructure Income Fund (the “Trust”) permits the Board of Trustees of the Trust (the “Trustees”) to amend, change, alter or repeal, in whole or part, the Bylaws;

WHEREAS, the Trustees desire to amend the Bylaws to change the name of the Trust to “Harrison Street Infrastructure Income Fund”;

NOW, THEREFORE, the Bylaws are hereby amended as follows:

1.        Section 1.2 of Article 1 is hereby amended to read in its entirety as follows:

1.2. Agreement and Declaration of Trust. These Amended and Restated Bylaws (the “Bylaws”) shall be subject to the Third Amended and Restated Agreement and Declaration of Trust, as further amended or restated from time to time (the “Declaration of Trust”), of Harrison Street Infrastructure Income Fund (formerly, Versus Capital Infrastructure Income Fund, which was formerly Versus Capital Real Asset Debt Fund), the Massachusetts voluntary association with transferable shares established by the Declaration of Trust (the “Trust”). Capitalized terms used in these Bylaws and not otherwise defined herein shall have the meanings given to such terms in the Declaration of Trust.

 This Amendment is effective as of July 28, 2025.